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Exhibit (e)(13)

EMPLOYMENT AGREEMENT

        This agreement ("Agreement") is entered into between you (Richard Schwartz) and Openwave Systems Inc. and any of its other current or future subsidiaries, affiliates, successors or assigns ("Company") and contains the terms and conditions of your anticipated employment with Company as a result of and in conjunction with the transactions contemplated by the Agreement and Plan of Merger between Openwave Systems Inc., Syntax Acquisition Inc. and SoloMio Corporation ("Target") (the "Transaction").

        1.    Effective Date of Agreement.

        This Agreement will not become effective until, and shall automatically become effective upon, the date that the Transaction closes ("Effective Date"), provided that it closes on or prior to October 15, 2006. Should the Transaction not close prior to October 15, 2006 this Agreement shall automatically terminate and shall be null and void. Once effective, this Agreement supersedes your current employment agreement with Target and all related employment terms and conditions and shall constitute an employment agreement between you and the Company.

        2.    Components of Agreement.

        Incorporated into this Agreement by reference are the following addendums ("Addendums") and their attachments, each of which is a component of the Agreement.

    Addendum A—Employment Requirements
    Addendum B—Confidential Information and Inventions Assignment Agreement
    Addendum C—Insider Trading Policy
    Addendum D—Company Code of Conduct
    Addendum E—Definitions of Cause and Good Reason

        3.    Commencement of Employment with Company.

        Your employment will commence on the Effective Date, or on the first available date following your providing to Company proof of your eligibility to work in the United States. Please note that if you do not provide proof of your eligibility to work in the United States, your employment with the Company will be terminated.

        4.    Job Title and Location.

        Your title will be Vice-President, Product Management, and you shall initially report to Peter Galvin. You will be based jointly in Austin, TX and Redwood City, CA.

        5.    Base Compensation.

        Your annual base salary will be USD $175,000. You will be paid semi-monthly on the 15th and the last working day of each month.

        6.    Incentive Compensation.

        You will be eligible for the following incentive compensation:

  a.
  You shall be eligible for a quarterly incentive cash award from the Company under the Company's Corporate Incentive Plan ("CIP"), based upon a target for each quarterly period which shall be 35% of your base salary actually earned for the three month performance period based upon your initial base salary. If you are not employed for the full quarter, your eligibility for that quarter will be governed by the CIP. Under the terms of the CIP, your actual annual incentive cash award may be below, at, or above target (up to a maximum of 150% of your target, as pro-rated if applicable) and shall be determined based upon the Company's achievement level against selected financial and performance objectives. The terms of the CIP, including the financial and performance objectives for the Company or termination of the CIP, shall be established for each performance period by the Compensation Committee in consultation with the Board of Directors of the Company. Nothing contained herein shall obligate the Company to adopt or continue the CIP.

        7.    Retention Bonus.

  a.
  You will earn a Retention Bonus in the amount of USD $50,000 less applicable withholdings and deductions as required by law, provided you are continuously employed as a full-time employee by Company from the Effective Date through twelve (12) months thereafter ("Retention Date"). Payment of the Retention Bonus will be made within thirty (30) days of the Retention Date. The Company reserves the right to pay all or a portion of the Retention Bonus prior to the Retention Date.

  b.
  Notwithstanding the foregoing, in the event your employment is terminated by the Company without Cause or by you for Good Reason (each as defined in Addendum E) prior to the Retention Date, you will be paid a pro rata share of the Retention Bonus, calculated by dividing the amount of the Retention Bonus by twelve (12) and then multiplying such number by the number of full months of employment after the Effective Date through the date you are notified of of termination. Such payment will be made within thirty (30) days following written notice of termination. Notwithstanding this paragraph relating to Retention Bonus eligibility, your employment with Company is "at will" as described with specificity, below.

        8.    Severance.

        If your employment is terminated by the Company other than for Cause or by you for Good Reason, each as defined in Addendum E, you shall be eligible to receive the severance and benefits described in the Company's Executive Severance Benefit Policy and as consistent with applicable law.

        9.    Insurance Plans.

        You are also eligible to participate in our comprehensive employee benefit programs. You understand and agree that the Company reserves the right to unilaterally revise the terms of the employee benefit programs as provided by law or consistent with Openwave's policies.

        10.    At Will Employment.

        You should be aware that your employment with Company is for no specified period and constitutes "at will" employment. As a result, you, and/or the Company, each have the right to terminate the employment relationship at any time for any reason, with or without cause. This is the full and complete agreement between you and the Company regarding this term. Although your job duties, title, compensation and/or benefits, as well as the Company's personnel policies and procedures, may change from time to time, the "at will" nature of your employment may only be changed in a written amendment to this Agreement signed by you and an applicable officer of the Company.

        Your acceptance of this Agreement represents a unique opportunity for both you and Company to grow and to succeed. We thank you for the commitment you have made to our common vision and look forward to working with you.

Sincerely,

/s/ Jeffrey Li Jeffrey Li Associate General Counsel

        I accept the offer of employment and terms stated in this Offer Letter and the accompanying Addendums and attachments.

Accepted:	/s/ Richard Schwartz Richard Schwartz	Date:	September 17, 2006

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EMPLOYMENT AGREEMENT